FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For 31st January 2023

Commission File Number: 001-10306

NatWest Group plc

Gogarburn, PO Box 1000

Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

This report on Form 6-K, except for any information contained on any websites linked in this report, shall be deemed incorporated by reference into the company's Registration Statement on Form F-3 (File No. 333-261837) and to be a part thereof from the date which it was filed, to the extent not superseded by documents or reports subsequently filed or furnished.

31 January 2023

NatWest Group plc

Directorate change

NatWest Group plc ('NWG') announces that Mike Rogers has confirmed his intention to step down as a non-executive director on 25 April 2023, in order to take up another FTSE 100 Board role.

Howard Davies, Chairman of NWG, said:

"Mike has served on our Board for seven years and has made a significant contribution during that time.

During Mike’s tenure as Chair of the Group Sustainable Banking Committee, the Committee has played an important role in overseeing our progress as a purpose-led organisation, particularly in relation to our climate agenda. Mike has also made a valuable contribution as a member of the Group Performance and Remuneration Committee and more recently as Chair of the Colleague Advisory Panel.

Mike leaves NWG with our thanks and very best wishes for the future.”

For further information contact:

NatWest Group Investor Relations:

Alexander Holcroft

Head of Investor Relations

+44 (0) 20 7672 1758

NatWest Group Media Relations:

+44 (0) 131 523 4205

LEI: 2138005O9XJIJN4JPN90

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NATWEST GROUP plc (Registrant)
Date:	January 31, 2023	By:	/s/ Mark Stevens
			Name:	Mark Stevens
			Title:	Assistant Secretary